Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the First Quarter of

2023 and Operational Update

SINGAPORE – May 15, 2023 – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We continued to deliver robust performance and maintained a sufficient cash flow during the first quarter, despite macroeconomic and crypto-market headwinds. While we recorded a net loss of $9.5 million, our non-IFRS adjusted profit was $2.8 million and non-IFRS adjusted EBITDA was $18.5 million. At the operational level, we proactively optimized our cost base by locking up a competitive price for 150MW electricity capacity in our Rockdale mining datacenter effectively until the end of 2023. Moreover, we further invested in our future growth by expanding our fleet of mining machines and increasing our proprietary hash rate from 4.1 EH/s as of December 31, 2022 to 5.7 EH/s as of March 31, 2023.”

“Looking ahead, we are excited to partner with Druk Holding & Investments to jointly develop a carbon-free digital asset mining datacenter in the Kingdom of Bhutan. This collaboration further expands our global footprint and complements our existing datacenters in Northern Europe and North America. In preparation for the partnership launch in May 2023, we have ordered 30,000 new mining machines to be deployed onsite, thus laying a solid foundation for the project’s success.”

The majority of the Company’s revenue is derived from its three distinct business lines:

•	Self-mining[1] refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

First Quarter 2023 Financial Highlights

•
Total revenue was $72.6 million in the first quarter of 2023, compared to $90.4 million in the corresponding period of 2022, primarily due to the year-over-year changes in Bitcoin prices leading to a decrease in revenue generated from self-mining and Cloud Hash Rate, partially offset by an increase in revenue generated from hosting services.

•
Net loss was $9.5 million in the first quarter of 2023, compared to a net loss of $9.6 million in the corresponding period of 2022. The net loss in each period was primarily caused by share-based expenses, which was $12.3 million in the first quarter of 2023 and $35.2 million in the first quarter of 2022.

•
Adjusted profit was $2.8 million in the first quarter of 2023, compared to $25.6 million in the corresponding period of 2022. Adjusted profit/(loss) is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2.

¹Self-mining formerly known as “Proprietary mining” as disclosed in F-4/20-F filings.

•
Adjusted EBITDA was $18.5 million in the first quarter of 2023, compared to $46.3 million in the corresponding period of 2022. Adjusted EBITDA is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2.

•	Cash and cash equivalents were $173.9 million as of March 31, 2023.

First Quarter 2023 Operational Highlights

•	Total managing hash rate, which consists of proprietary hash rate and hosting hash rate, was 18.3 EH/s as of March 31, 2023.

•	Proprietary hash rate was 5.7 EH/s as of March 31, 2023, with 3.9 EH/s allocated to the Company’s self-mining business and 1.8 EH/s to its Cloud Hash Rate business.

•	Hosting hash rate was 12.6 EH/s as of March 31, 2023.

•	Self-mining business mined 552 Bitcoins in the first quarter of 2023, as compared to 538 Bitcoins in the corresponding period of 2022.

•
Total deployed fleet was approximately 196,000 ASIC mining machines, including approximately 67,000 of the Company’s own mining machines for its self-mining business and Cloud Hash Rate business, and approximately 129,000 mining machines for its hosting business.

•
Aggregate electricity capacity was 795MW across five mining datacenters as of March 31, 2023, representing a 90.6% increase from 417MW as of March 31, 2022. The Company also has another 100MW of capacity under construction in Bhutan. The datacenter to be constructed in Bhutan is expected to commence operation in the third quarter of 2023.

•	Total power usage was approximately 992,700 MWH across the Company’s five mining datacenters in the first quarter of 2023.

First Quarter 2023 Financial Results

Revenue

Total revenue was $72.6 million, compared to $90.4 million in the corresponding period of 2022.

•	Self-mining revenue was $13.2 million, compared to $23.4 million in the corresponding period of 2022, primarily due to year-over-year changes in Bitcoin prices during the quarter.

•	Revenue from Cloud Hash Rate was $18.0 million, compared to $40.0 million in the corresponding period of 2022, primarily due to changes in the amount of active Cloud Hash Rate orders.

•	Revenue from General Hosting was $22.1 million, compared to $22.2 million in the corresponding period of 2022, remaining stable.

¹Self-mining formerly known as “Proprietary mining” as disclosed in F-4/20-F filings.

•
Revenue from Membership Hosting was $16.5 million, compared to nil in the corresponding period of 2022, primarily due to revenue generated from the Company’s North America mining datacenter, which began to deliver capacity in the second half of 2022.

Gross Profit

Gross profit was $13.5 million in the first quarter of 2023, representing a 18.6% gross margin, compared to $41.4 million, or a 45.7% gross margin, in the corresponding period of 2022, mainly due to a change in total revenue and an increase in electricity and depreciation costs attributable to the expansion of the Company’s mining datacenters.

Operating Expenses

The sum of below operating expenses in the first quarter of 2023 was $24.7 million, as compared to $45.7 million in the corresponding period of 2022.

•	Selling expenses were $2.4 million, compared to $3.8 million in the corresponding period of 2022, primarily due to decreases in share-based compensation to sales personnel.

•
General and administrative expenses were $16.0 million, compared to $30.7 million in the corresponding period of 2022, primarily due to decreases in share-based compensation and staff costs to general and administrative personnel.

•
Research and development expenses were $6.3 million, compared to $11.1 million in the corresponding period of 2022, primarily due to decreases in share-based compensation to research and development personnel.

Net Loss

Net loss was $9.5 million, compared to a net loss of $9.6 million in the corresponding period of 2022.

Adjusted Profit (Non-IFRS)

Adjusted profit was $2.8 million, compared to $25.6 million in the corresponding period of 2022.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA was $18.5 million, compared to $46.3 million in the corresponding period of 2022, primarily due to a decrease in revenue and an increase in electricity costs.

Liquidity

As of March 31, 2023, the Company held $173.9 million in cash and cash equivalents, as compared to $231.4 million as of December 31, 2022. Use of cash included purchase of mining fleets of $18.7 million, prepayment to mining fleets suppliers of $22.5 million, and deposits to electricity suppliers of $37.6 million.

Recent Developments

On May 3, 2023, the Company and Druk Holding & Investments, the commercial arm of the Royal Government of Bhutan, announced a strategic partnership to develop environmentally sustainable, carbon-free digital asset mining operations in the Kingdom of Bhutan.

Recently, management has been exploring means to mitigate risks related to potential Bitcoin price volatility which may include hedging or other options. At the same time, management is considering introducing a dividend policy and share buyback programs to reward and create more value for the Company’s shareholders.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit, for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
	US$	US$
	(in thousands)
Adjusted EBITDA
Loss for the periods	(9,467)	(9,587)
Add：
Depreciation and amortization	17,289	14,145
Income tax expenses/(benefit)	(972)	5,469
Interest expense/(income), net	(644)	1,146
Share-based payment expenses	12,293	35,174
Adjusted EBITDA	18,499	46,347

Adjusted Profit
Loss for the periods	(9,467)	(9,587)
Add：
Share-based payment expenses	12,293	35,174
Adjusted Profit	2,826	25,587

Consolidated Statements of Financial Position
	As of March 31,	As of December 31,
	2023	2022
	US$	US$
	(in thousands)
ASSETS
Cash and cash equivalents	173,897	231,362
Cryptocurrencies	4,537	2,175
Trade receivables	15,250	18,304
Amounts due from a related party	311	397
Mining machines	41,829	27,703
Prepayments and other assets	126,902	59,576
Financial assets at fair value through profit or loss	30,848	60,959
Restricted cash	11,494	11,494
Right-of-use assets	58,943	60,082
Property, plant and equipment	132,706	138,636
Investment properties	35,645	35,542
Intangible assets	286	322
Deferred tax assets	4,123	4,857
TOTAL ASSETS	636,771	651,409

LIABILITIES
Trade payables	16,084	15,768
Other payables and accruals	22,300	22,176
Amounts due to a related party	21	316
Income tax payables	642	657
Deferred revenue	167,633	182,297
Borrowings	29,895	29,805
Lease liabilities	69,597	70,425
Deferred tax liabilities	9,446	11,626
TOTAL LIABILITIES	315,618	333,070

NET ASSETS	321,153	318,339

EQUITY
Share capital	1	1
Retained earnings/(accumulated deficit)	(2,664)	6,803
Reserves	323,816	311,535
TOTAL EQUITY	321,153	318,339

Consolidated Statements of Operations and Comprehensive Loss

	Three months ended March 31,
	2023	2022
	US$	US$
	(in thousands)
Revenue	72,587	90,441
Cost of revenue	(59,095)	(49,087)
Gross profit	13,492	41,354
Selling expenses	(2,436)	(3,846)
General and administrative expenses	(16,004)	(30,743)
Research and development expenses	(6,294)	(11,084)
Other operating income/(expenses)	895	(82)
Other net gain	140	1,112
Loss from operations	(10,207)	(3,289)
Finance expenses	(232)	(829)
Loss before taxation	(10,439)	(4,118)
Income tax benefit/(expenses)	972	(5,469)
Loss for the period	(9,467)	(9,587)

Other comprehensive loss
Loss for the period	(9,467)	(9,587)
Other comprehensive loss for the period
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	(12)	-
Other comprehensive loss for the period, net of tax	(12)	-
Total comprehensive loss for the period	(9,479)	(9,587)
Loss per share
Basic	(0.00)	(0.00)
Diluted	(0.00)	(0.00)
Weighted average number of shares outstanding (thousand shares)
Basic	12,662,126	12,662,126
Diluted	12,662,126	12,662,126

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations

Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056